Mail Stop 3561

January 29, 2010

Lawrence J. Zigerelli, Chief Executive Officer
Duckwall-ALCO Stores, Inc.
401 Cottage Street
Abilene, Kansas 67410-2832

> **Re:** **Duckwall-ALCO Stores, Inc.**
> **Form 10-K for the Year Ended February 1, 2009**
> **Filed April 17, 2009**
> **Form 10-Q for the Period Ended November 1, 2009**
> **Filed December 10, 2009**
> **Form 10-Q for the Period Ended August 2, 2009**
> **Filed September 10, 2009**
> **Form 10-Q for the Period Ended May 3, 2009**
> **Filed June 11, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 8, 2009**
> **File No. 0-20269**

Dear Mr. Zigerelli:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended February 1, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 12

1. In future filings, please expand this section, and the similar sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please address the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

    *   We note the risk factor on page six in which you state that your operations may be affected by general economic conditions and events that reduce consumer spending in the markets you serve. In your Management's Discussion and Analysis of Financial Condition and Results of Operations section, please include a discussion of the general economic conditions in your markets and describe how you believe these conditions could materially impact your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way in future periods.

    *   Under the heading, "Overview," we note that you continually implement new merchandising and marketing initiatives in an effort to increase your customer traffic and same-store sales, you are adding new items and brands to your assortments, and you have made changes to your advertising program that combines promotional pricing and solution selling. Please discuss in greater detail your plans for any new merchandising and marketing initiatives, new items and brands, and changes to your advertising in future periods and the impact you reasonably believe these changes will have on your operations going forward.

    *   Under the heading, "Expansion Plans," you state that your continued growth depends on your ability to open and operate new stores on a timely and profitable basis and that you plan to open eight to 12 ALCO stores in fiscal 2010. Also, you state that you believe that adequate sites are currently available for this expansion, but that the rate of new store openings is subject to various contingencies, including your ability to hire, train, and retain qualified personnel, the availability of capital resources, the successful integration of new stores into existing operations, and the ability of your landlords and developers to find appropriate financing. Please discuss in greater detail each of these contingencies, your reasonable believe about likelihood of each contingency occurring in future periods, your plans should any or all of the contingencies occur, and the impact the contingencies may have on your expansion plans and operations going forward.

- In your quarterly report on Form 10-Q for the period ended November 1, 2009, you state that you have completed your store transformation project and the actual store level labor and benefit savings improvement is consistent with expectations, but the shrink improvement is below expectations. Please disclose the store level labor and benefit savings improvement and the shrink improvement you expected compared to the actual results, how you plan to address the disappointing shrink improvement, if at all, whether you will engage in another store transformation project going forward, and the impact the results of the completed project will have on your operations in future periods.

2. In this section, and in similar sections in your quarterly reports on Form 10-Q, you discuss the changes in operation and cash flow amounts between the periods. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, in future filings, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please consider the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

- Under the heading, "Fiscal 2009 Compared to Fiscal 2008," you state that your net sales for fiscal 2009 increased by $8.3 million from fiscal 2008. However, the only possible reason you disclose for this change is that you opened 15 ALCO stores and closed 11 ALCO stores and four Duckwall stores. Please revise this discussion to disclose the reasons for the period-to-period change, describe the intermediate causes for the change, and quantify the effect of each cause on the overall change.

- In this regard, we also note your statement that the net sales of your same-stores decreased by $22.6 million, excluding the two fuel centers, in fiscal 2009 compared to fiscal 2008. Please disclose the reasons for this period-to-period change, describe the intermediate causes for the change, and quantify the effect of each cause on the overall change, including the causes and effects of the two fuel centers on this period change.

- In the second paragraph under the heading, "Fiscal 2009 Compared to Fiscal 2008," you state that gross margin for fiscal 2009 increased by $1.5 million and that, as a percentage of net sales, gross margin decreased to 31.4% from 31.6% in fiscal 2009 as compared with fiscal 2008. Also, you state that gross margin in fiscal 2009 was positively impacted by continued shrink improvement and increased vendor considerations, but was offset by inventory review initiative expenses. Please discuss the intermediate causes of the shrink improvement, increased vendor considerations, and inventory review initiative expenses and quantify the effect of each of these causes on the overall period change.

- Under the heading, "Fiscal 2008 Compared to Fiscal 2007," you state that operating income from continuing operations decreased $7.2 million in fiscal 2008 as compare to fiscal 2007 and that operating income from continuing operations as a percentage of net sales was 0.9% in fiscal 2008 as compared to 2.7% in fiscal 2007. Please discuss the reasons for this period-to-period change, describe the intermediate causes for the change, and quantify the effect of each cause on the overall change.

- In your quarterly report on Form 10-Q for the period ended November 1, 2009, under the heading, "Thirteen Weeks Ended November 1, 2009 Compared to Thirteen Weeks Ended November 2, 2008," you state that gross margin decreased $1.5 million in the third quarter of fiscal 2010 as compared with the gross margin during the same period in fiscal 2009, which was primarily due to reduced store allowances and increased shrink offset by reduced freight costs. Please discuss the intermediate causes of the reduced new store allowances, the increased shrink, and the reduced freight costs. Also, please quantify the effect of each cause of the overall period change.

Item 9A. Controls and Procedures, page 37

3. We note your disclosure in the last paragraph on page 37 that "[e]xcept as set forth below, there have not been any changes" in your internal control over financial reporting that occurred during the fiscal year for which this annual report on Form 10-K is filed that have materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Also, we note your disclosure in the second paragraph under the heading, "(c) Change in Internal Control over Financial Reporting," that "[o]ther than the change outlined above, there were no changes that materially affected, or are reasonably likely to materially affect," your internal control over financial reporting. In future filings, please revise to state clearly, if true, that there were changes in your internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Further, please confirm for us, if true, that this language was not meant to limit your liability under the federal securities laws.

Form 10-Q for the Period Ended November 1, 2009

Item 4. Controls and Procedures, page 15

4. Currently, in this quarterly report and in your quarterly reports on Form 10-Q for the periods ended May 3, 2009 and August 2, 2009, you have provided only part of the

definition of disclosure controls and procedures with respect to management's conclusions that the disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports you file or submit under the 1934 Act is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. Therefore, in future filings, please disclose also, if true, that your officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) or 15d-15(e).

5. Further, please confirm for us, if true, that your disclosure controls and procedures in your quarterly reports on Form 10-Q for the periods ended May 3, 2009, August 2, 2009, and November 1, 2009 were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in our rules and forms and to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

6. We note your discussions under the headings, "Executive Summary," "Objectives of Our Compensation Program," and "How we Determine Compensation." Also, we note your statements that your executive compensation program philosophy is that executive compensation should be "directly linked to [your] mission, corporate performance and increased stockholder value" and that your program's objectives are to "align compensation programs with [y]our business objectives and stockholders' interests, to reward performance, to be externally competitive and internally equitable and to retain talent on a long-term basis." In future filings, please discuss in greater detail how you determine generally the amount of each compensation element to pay and your policies for allocating between cash and non-cash compensation and between long-term and currently paid out compensation. See Items 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. Further, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

How we Determine Compensaiton

7. We note your disclosure that the compensation committee may, but is not required to, invite members of management or other members of the board to attend portions of compensation meetings as deemed appropriate. In future filings, please discuss, to the extent material, the role of your executive officers in determining executive compensation during the most recent fiscal year. See Item 402(b)(2)(xv) of Regulation S-K.

8. You state that, to determine your named executive officers' compensation, your compensation committee relies on the experience of its members, their familiarity with compensation programs of other companies, recommendations of management, and informal surveys of the practices of companies whose businesses are deemed similar to yours. Therefore, it appears that you benchmark total and component compensation of each officer's position against one or more appropriate job matches from other companies. In future filings, please elaborate upon the benchmarking data from these companies that you consider in your compensation program and explain their components in greater detail. See Item 402(b)(2)(xiv) of Regulation S-K. Please refer to the Division of Corporation Finance's Compliance and Disclosure Interpretation 118.05 under, "Regulation S-K," (July 3, 2008).

9. Also, you state that you utilize benchmarking data from "companies whose business is deemed similar" to yours by the compensation committee, including Dollar General Corporation, Target Corporation, Family Dollar Stores, Inc., and Fred's Inc. In future filings, please discuss the reasons that you believe these companies are similar and provide an appropriate comparison to you.

Base Salaries, page 4

10. You state that annual adjustments to your president's base salary are made based on your performance and the compensation committee's assessment of his effectiveness in the performance of his duties. Also, you state that the other executives' base salaries are adjusted based on company performance, the president's recommendations, and assessments of each officer's growth, effectiveness in the performance of his or her duties, contributions to your business, and length of service. Therefore, it is unclear whether the base salaries are adjusted by obtaining certain objective financial results or whether each executive's salary determination is completely subjective. If certain financial results are quantified to establish or change base salaries, please specify these results. See Item 402 (b)(2)(v) of Regulation S-K. If financial results are not quantified, please state.

11. We note your discussion in the last paragraph under the heading, "Base Salary," that Donny R. Johnson's base salary was adjusted 37.5% due to the change in his responsibility. In a similar manner, please discuss the reasons for the increases in the

base salaries of Phillip D. Hixon by 25.0% and Jon A. Ramsey by 9.1% during fiscal 2009.

Annual Cash Incentive

12. For fiscal 2008, you state that if return on equity was between 10% and 12%, executive officers would receive 80% of their contractual bonuses in annual cash incentive awards, if return on equity was between 12% and 14%, executives would receive 100% of their contractual bonuses, and if return on equity was over 14%, executives would receive 140% of their contractual bonuses. Although we note that you did not approve any contractual bonuses for fiscal 2009, in future filings, please disclose the return on equity targets for fiscal 2009 as you did for fiscal 2008.

13. Also, in future filings, please discuss the reasons that you did not approve any contractual bonuses for fiscal 2009.

Long-Term Incentive Compensation, page 5

14. In the last paragraph under the heading, "Executive Summary," you state that you granted stock options in fiscal 2009. In future filings, please disclose the named executive officers to whom you granted options in fiscal 2009, the amount of options granted to each executive officer, and the reasons that you awarded the specific amount of options to each particular named executive officer.

15. In the last sentence of the second paragraph, you state that "[o]nly key employees are eligible to receive options, and [you] do not necessarily make annual option awards." In future filings, please disclose the "key employees" to whom you refer and whether all of your named executive officers are eligible to receive stock options.

16. In future filings, please clarify whether the compensation committee has formalized any procedures regarding grants of stock options.

Information Regarding Certain Named Executive Officers Who Are No Longer...

17. In future filings, please quantify the estimated amount that Bruce C. Dale will receive in health insurance benefits until March 31, 2010 rather than stating that you "will pay his monthly premiums of group health benefits under COBRA for 18 months after termination date, and thereafter reimburse Mr. Dale on a monthly basis, an amount equal to the cost of such insurance until March 31, 2010." See Item 402(j)(2) Regulation S-K and Instruction 1 to Item 402(j).

18. Also, in future filings, please quantify the estimated amount that John R. Sturdivant and Phillip D. Hixon will receive rather that stating that they will receive "12 months base salary…and [they] will continue all benefits coverage during such period."

Employment Agreements

19. In this section, you list the six employees with whom you have employment agreements as of April 24, 2009. However, it does not appear that you have filed the employment agreements as exhibits to your annual report on Form 10-K for the year ended February 1, 2009 with Donny R. Johnson, Jon A. Ramsey, and Tom L. Canfield, Jr. In future filings, please file these and all other employment agreements you have with all of your named executive officers.

Related Party Transactions

20. In future filings, please disclose whether the terms in the transactions and agreements with related parties that you disclose were comparable to terms that you could have received from unaffiliated third parties. If not, please discuss how the terms in the related party transactions and agreements would differ if they were negotiated with unaffiliated third parties.

21. We note that Donny R. Johnson, Tom L. Canfield, Jr., Jon A. Ramsey, and Lawrence J. Zigerelli are members of the administrative committee of the Duckwall-ALCO Stores, Inc. Retirement Plan and Trust. In future filings, please discuss how this amounts to a related party transaction that you must disclose under Item 404(a) of Regulation S-K. In this regard, as appropriate, please disclose the related persons' interests in the transaction, the approximate dollar amount involved in the transaction, and the approximate dollar value of the amount of the related persons' interests in the transaction. See Items 404(a)(1) to (a)(3) of Regulation S-K.

22. We note your disclosure that you have a written Code of Conduct and Ethics that requires prior audit committee approval before your directors and executive officers engage in an activity that conflicts with his or her duties to you, and we note the examples you provide regarding the types of transactions covered by your policy. Also, we note that your internal counsel reviews solicited information about transactions between you and your directors and executives, you and their immediate family members, and you and affiliated entities "to determine whether any transaction is subject to disclosure under applicable rules" and presents that information to the board "with its assessment of each director's independence." In future filings, please describe in greater detail this policy and any other policies and procedures for the review, approval, or ratification of related party transactions in a manner consistent with Item 404(b) of Regulation S-K. In this regard, the policy required by Item 404(b) should be specific to transactions and parties subject to Item 404(a) of Regulation S-K.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director